MEDI Group Ltd

Unit 15-16, 22/F., CEO Tower

77 Wing Hong Street

Cheung Sha Wan

Kowloon, Hong Kong

September 29, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, D.C. 20549

Attention:	Scott Anderegg Donald Field Adam Phippen Joel Parker

Re:	MEDI Group Ltd (the “Company”) Registration Statement on Form F-1,as amended (CIK No. 0002022097) (the “Registration Statement”) File No. 333-289774

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effectiveness at 5:30pm ET on September 30, 2025, or as soon as thereafter practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

MEDI Group Ltd

By:	/s/ NG Hong Kin
Name:	NG Hong Kin
Title:	Chief Executive Officer (Principal Executive Officer) and Executive Director